Exhibit 12.1

Hospitality Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Net Income	$70,610	$51,117	$129,903	$127,091	$238,213	$142,202	$131,956
Fixed Charges	40,150	33,020	65,263	50,393	44,536	42,424	41,312
Adjusted Earnings	$110,760	$84,137	$195,166	$177,484	$282,749	$184,626	$173,268

Fixed Charges:
Interest on indebtedness
and amortization of
deferred finance costs	$40,150	$33,020	$65,263	$50,393	$44,536	$42,424	$41,312

Ratio of Earnings to Fixed Charges	2.76x	2.55x	2.99x	3.52x	6.35x	4.35x	4.19x